

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

May 23, 2007

<u>By Facsimile and U.S. Mail</u>

Mr. Richard L. Songer
President
Sew Cal Logo, Inc.
207 W. 138th Street
Los Angeles, California 90061

      Re: **Sew Cal Logo, Inc.**
              Form 10-KSB/A for the fiscal year ended August 31, 2006
              Filed December 19, 2006
              Form 10-QSB for the quarter ended February 28, 2007
              Filed April 16, 2007
              File No. 333-113223

Dear Mr. Songer:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10KSB/A August 31, 2006

Item 6. Management's Discussion and Analysis

Results of Operation, page 9

1. Please tie the discussion of your results of operations to your financial statements. For instance your revenue reported for August 31, 2006, $2,265,226, is not the same amount reported on your income statement, $2,268,432. Officer and Administrative Compensation of $387,038 does not agree to the income statement amount presented of $413,812.

2. We note your discussion that the increase in Officer and Administrative Compensation was related to the addition of administrative staff and scheduled increases in officer compensation. We further note you reported 70 employees as of August 31, 2005 but only 65 employees as of August 31, 2006, a decrease of five employees. Please clarify and revise your discussion as appropriate to explain the net increase.

3. The discussion you provided for operating expenses explains approximately 14% of the total change to operating expense when year over year expenses nearly tripled. Please include a robust discussion of changes to your income statement. See Regulation S-B Item 303(b)(1)(vi).

4. Please include a discussion of internal and external sources of liquidity. Please incorporate into your discussion how the increase in operating expenses noted above will affect liquidity and your cash requirements. Also please discuss the $411,000 decrease in current liabilities. See Regulation S-B Item 303(b)(1)(ii).

5. We note you purchased silk screening equipment. To the extent material please include a discussion of your commitment to this and other capital expenditures and the expected sources of funds. See Regulation S-B Item 303 (b)(1)(iii).

Off-balance sheet arrangements

6. Please include the nature and importance of any off-balance sheet arrangements. If there are no such arrangements please indicate so in your filing. See Regulation S-B Item 303(c).

Item 8A Controls and Procedures, page 12

7. We note your disclosure concerning your controls and procedures. Please be aware the regulation that proscribes the requirements for the disclosure of controls and procedures has changed. See SEC Releases No. 33-8238 (June 5, 2003). For

example, your disclosure states that your Chief Executive Officer and Chief Financial Officer made their evaluation "within 90 days of the filing of this report." Under revised Item 307 of Regulation S-B, you are required to make your evaluation as of the end of the period for which the report is filed. Please revise accordingly.

8. We note that rather than reference the definition of disclosure controls and procedures you attempted to define them. If you include the definition of disclosure controls and procedures you must provide the entire definition. Please revise and include the complete definition of disclosure controls and procedures. See Exchange Act Rule 13(a)-15(e).

Item 7. Financial Statements, page F-1

9. Please explain the discrepancies in the amounts reported for depreciation and revise as necessary. For the year ended August 31, 2005, depreciation expense is reported as being $9,792 on the Statement of Operations and $56,847 on the Statements of Cash Flows and Note 1. For the year ended August 31, 2006, depreciation expense is reported as being $98,189 in the Statement of Operations and Cash Flows and $78,330 in Note 1.

Note 3. Accounts Payable and Other Current Liabilities, page F-9

10. Please disclose the maturity date of the bank line of credit, the terms for payment of principal and the collateral for the loan, if any.

Note 4. Note Payable – Related Party, page F-10

11. Note payable-shareholder on the face of your balance sheet is in the amount of $347,884 as of August 31, 2006 which is the amount you disclose in this note. Please also tell us and disclose the terms of the note payable-related party in the amount of $77,298 classified in long-term liabilities.

Note 5. Commitments and Contingencies, page F-10

Callable Convertible Debentures, page F-11

12. We note the discounts on the convertible debentures are approximately the same even though the principal amounts are substantially different. Please explain to us how you determined the debt discount of $315,000 on the $2 million in convertible debentures.

Mr. Richard L. Songer
Sew Cal Logo, Inc.
May 23, 2007
Page 4

Form 10-QSB for the 6 months ended February 28, 2007

Item 2. Management's Discussion and Analysis

13. Please explain the decrease in gross profit as a percent of sales. Also please explain the significant increase in rent expense from last year as well as the reasons for the significant increase in the average monthly rent. See Item 303(b)(2) of Regulation S-B.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please submit your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, Donna DiSilvio, Review Accountant at (202) 551-3202 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief